Exhibit 99.3

Dear Customer:

As you may have heard, JetPay has agreed to join forces with NCR Corporation in a transaction that we announced jointly just a short time ago. We expect NCR’s acquisition of JetPay to close in the fourth quarter of this year, pending regulatory approval.

We are excited to share this news with you and to highlight why this decision was right for the JetPay team and our clients. NCR is one of the world’s leading point of sale and ATM hardware, software and solutions providers. Their products and solutions enable over 760 million transactions daily across many of the same sectors we support with our payment processing services. NCR has been investing in new solutions and expanding its software business to accelerate its successful transformation.

By combining our two teams and further integrating our payments processing and human capital management capabilities into NCR’s portfolio of solutions, we are better positioned to deliver highly integrated, price competitive POS and payment processing bundles.

NCR and JetPay share the same values and have a common goal of focusing on the success of our customers. We have strong relations at nearly every level of our organization. We have designated an integration team and anticipate a smooth and expeditious integration of the two companies.

As always, our first priority at JetPay is, and will always be, taking care of our customers by delivering innovative solutions to the industries we serve. We believe the decision to join NCR at this stage of our company journey will provide new opportunities to offer our customers even more valuable service and solutions.

In closing, I want to personally thank you for the trust you place in our people and solutions. We are honored to serve you and appreciate your business. We are excited about the future and look forward to joining the NCR team.

Should you have any questions or concerns regarding this news, please do not hesitate to contact me.

Sincerely,

XXX